UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2005
                                -----------------

                                      or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the transition period from ____________ to____________

      Commission File Number:  1-9894

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          ALLIANT ENERGY CORPORATION
                           4902 North Biltmore Lane
                           Madison, Wisconsin 53718

                             REQUIRED INFORMATION

      The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.














































                              Page 1 of 21 pages
                          Exhibit Index is on page 20

                          ALLIANT ENERGY CORPORATION

                              401(k) SAVINGS PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

                   AND FOR THE YEAR ENDED DECEMBER 31, 2005,

       SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2005, AND

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                          ALLIANT ENERGY CORPORATION

                              401(k) SAVINGS PLAN


                               TABLE OF CONTENTS


                                                                                                       Page No.
                                                                                                       --------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                     4

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits
         as of December 31, 2005 and 2004                                                                   5

         Statement of Changes in Net Assets Available for Benefits
         for the Year Ended December 31, 2005                                                               6

NOTES TO FINANCIAL STATEMENTS                                                                             7-12

SUPPLEMENTAL SCHEDULES

         Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2005                                                                          13-16

         Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets (Acquired and Disposed
         of Within Year) for the Year Ended December 31, 2005                                              17

         Form 5500, Schedule H, Part IV, line 4j - Schedule of Reportable Transactions
         for the Year Ended December 31, 2005                                                              18

SIGNATURES                                                                                                 19

EXHIBIT INDEX                                                                                              20

         Consent of Independent Registered Public Accounting Firm                                          21


Report of Independent Registered Public Accounting Firm

To the Total Compensation Committee and Participants of the Alliant Energy Corporation 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Alliant Energy Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2005, (2) assets (acquired and disposed of within year) for the year ended December 31, 2005, and (3) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------

Milwaukee, Wisconsin
June 28, 2006

                                                 ALLIANT ENERGY CORPORATION

                                                     401(k) SAVINGS PLAN

                                       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                       December 31,
                                                                                                2005                  2004
                                                                                    ---------------------  --------------------

    Investment income receivable                                                              $1,916,893              $660,002
    Contributions receivable                                                                   1,256,949               374,368
                                                                                    ---------------------  --------------------
        Total receivables                                                                      3,173,842             1,034,370
                                                                                    ---------------------  --------------------

    Investments, other than participant promissory notes (Refer to Notes 7 and 8)            487,229,569           453,499,612
    Participant promissory notes                                                               8,837,772             8,742,835
                                                                                    ---------------------  --------------------
        Total investments                                                                    496,067,341           462,242,447
                                                                                    ---------------------  --------------------

Net assets available for benefits                                                           $499,241,183          $463,276,817
                                                                                    =====================  ====================


The accompanying Notes to Financial Statements are an integral part of these statements.


                                       5

                                                  ALLIANT ENERGY CORPORATION

                                                     401(k) SAVINGS PLAN

                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                              For the Year Ended December 31, 2005


 Net assets available for benefits - beginning of year                                     $463,276,817

 Contributions:
     Cash contributions from employees                                                       26,344,221
     Employer contributions:
         Cash for purchase of Alliant Energy Corporation common stock                         7,682,202
         Cash                                                                                   347,587
     Rollovers from other qualified plans                                                       507,360

 Investment income:
     Net appreciation in fair value of investments (Refer to Note 7)                         17,319,924
     Interest and dividends                                                                  16,027,496

 Distributions to participants                                                              (32,264,424)
                                                                                     -------------------

 Net assets available for benefits - end of year                                           $499,241,183
                                                                                     ===================


 The accompanying Notes to Financial Statements are an integral part of this statement.


                          ALLIANT ENERGY CORPORATION
                              401(k) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     FOR THE YEAR ENDED DECEMBER 31, 2005

Note 1.    Description of the Plan

      The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

      Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours.

      An Employee Stock Ownership Plan (ESOP) is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price. Also, the Company is eligible for the dividend deduction provisions of
Section 404(k) of the Code for Company common stock held in the ESOP.

      The Company provides matching contributions for amounts contributed by participants to the Plan. Other than the exceptions noted below, Company match information and employee contribution limits for 2005 were as follows:

  Company match for each $1 contributed                                   $0.50
  Maximum amount of Company match as a percentage of each respective
      participant's eligible compensation                                    3%
  Eligible employee annual contribution limit as
      a percentage of compensation                                          50%
  Maximum annual contribution limit*                                    $14,000
    *Participants who were at least age 50 by Dec. 31, 2005 were eligible to make additional catch-up contributions of up to $4,000 in 2005. These additional catch-up contributions were not eligible for any Company match.

      Company contributions for Alliant Energy Resources, Inc. (Resources) and Cedar Rapids and Iowa City Railway Company (CRANDIC) employees are calculated based on a percentage of base pay, without overtime or incentive pay, and there is a "basic" Company contribution equal to 4% and 2%, respectively, of base pay.

      Resources and CRANDIC employees may be eligible for a "discretionary" Company contribution of $0.50 for every $1 contributed up to a maximum of the first 6% of pay in addition to the "basic" Company contribution. The "discretionary" contribution for both Resources and CRANDIC employees is based on achieving specified goals and is typically determined and paid during the first quarter of the following year. The "discretionary" Company contributions for 2005 and 2004 were $198,808 and $374,368, respectively.

      An "additional" Company contribution is allocated to the accounts of active participants, except for Resources and CRANDIC employees, as of the last day of the Plan year, who contributed at least 6% of compensation during the Plan year and did not receive a Company matching contribution equal to 3% of compensation. The amount of the "additional" Company contribution is the difference between 3% of compensation during the Plan year and the amount of Company matching contributions previously received during the Plan year.

      Beginning Jan. 1, 2006, the Company began making changes to the Plan for newly hired non-bargaining employees and all Resources and CRANDIC employees. For all other non-bargaining employees, the following changes will go into effect on Aug. 1, 2008. The changes include the Company matching $0.50 for each $1 contributed up to the first 8% of each respective participant's eligible compensation. In addition, the Company provides a "cash contribution" into each active employees' 401(k) account each pay period based on a percentage of base pay as follows:

                                                Company Cash
  Age plus Years of Service                     Contribution
  -------------------------                    --------------
        49 or less                                    4%
         50 - 69                                      5%
           70+                                        6%

      Company contributions are invested in the Alliant Energy Corporation Common Stock Fund, except for Company "basic" contributions for Resources and CRANDIC employees and beginning Jan. 1, 2006, the "cash contribution" for newly hired non-bargaining employees and all Resources and CRANDIC employees. These exceptions are invested at each participant's discretion.

      Participants are immediately vested in their respective employee and employer contributions.

      Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by Ameriprise Trust Company (the Trustee), formerly known as (f/k/a) American Express Trust Company, a division of Ameriprise Financial Services, Inc.

      Participants may subsequently redesignate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan. As previously described, Company matching contributions invested in the Alliant Energy Corporation Company Stock Fund may not be transferred to any other investment fund. However, Company matching contributions may be transferred by certain participants during the 30-day period immediately prior to retirement and participants age 55 with 10 years of service are eligible to diversify up to 100% of their ESOP account to one or more of the investment options.

      The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans ranged from 5.0% to 10.5% at both Dec. 31, 2005 and 2004. Principal and interest are repaid bi-weekly through employee payroll deductions.

Note 2.    Summary of Significant Accounting Policies

(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Valuation of Investments and Income Recognition - All Guaranteed Investment Contracts (GIC's) held by the Plan are fully benefit responsive and are valued at contract value, which represents contributions made under the contract, plus interest at the contract rate (less funds used to pay Plan benefits). The carrying value of all GIC investments was $38,204,962 and $35,339,962 at Dec. 31, 2005 and 2004, respectively. The approximate fair value of these investments was $46,887,620 and $43,639,028 at Dec. 31, 2005 and 2004, respectively, based on the discounted cash flows valuation method. Under the terms of the GIC's, the weighted average crediting interest rate was 4.33% and 5.00% on Dec. 31, 2005 and 2004, respectively, and is reset quarterly for all contracts. The GIC's earned an average rate of 4.86% and 4.80% in 2005 and 2004, respectively. Participant loans are carried at unpaid principal balances due. All other Plan investments are carried at fair value as determined by quoted market prices, except for the RiverSource Trust Income Fund I, f/k/a American Express Trust Income Fund I. The RiverSource Trust Income Fund I is a common collective trust fund, which includes investments in fully benefit responsive GIC's and is reported at contract value, which approximates fair value. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(c) Net Appreciation in Fair Value of Investments - Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as "Net appreciation in fair value of investments."

(d) Payment of Benefits - Benefit payments to participants are recorded when paid.

(e) Expenses - Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances. Most other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

(f) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g) Risk and Uncertainties - The Plan invests in various investments, including common investment funds, mutual funds, common stock of the Company and investment contracts. The Plan also offers a Self-Managed Brokerage Account option which allows participants to invest in a wide range of mutual funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(h) Reclassifications - Certain prior period amounts have been reclassified on a basis consistent with the current year presentation.

Note 3.    Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated Aug. 25, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirement of the Code.

Note 4.    Plan Termination Provisions

      Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

Note 5.    Withdrawals and Distributions

      Withdrawals from participants' account balances are allowed when participants who are actively employed reach age 70-1/2 (or age 59-1/2 for certain participants). Withdrawals are also allowed due to special
"hardship" circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant's account balance is less than $5,000. If a withdrawing participant's account balance exceeds $1,000 but is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established at the Trustee. If a withdrawing participant's account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum or substantially equal annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at Dec. 31, 2005 and 2004 were $59,982 and $25,656, respectively. Distributions payable are not included within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan's Form 5500 (refer to Note 10).

Note 6.    Derivative Financial Instruments

      The Plan did not invest in any material derivative financial instruments during 2005 and 2004.

Note 7.    Other Investment Information

      Investments held which were greater than 5% of the Plan's net assets available for benefits as of Dec. 31 were as follows:

                                                                                          2005                  2004
                                                                                   -----------------     ------------------
   Alliant Energy Corporation Common Stock*                                            $107,427,885          $108,063,758
      (non-participant directed: $68,338,101 (2,437,165 shares) and
        $63,508,962 (2,220,593 shares), respectively)
      (participant directed: $39,089,784 (1,394,072 shares) and $44,554,796
        (1,557,860 shares), respectively)
   American Funds Growth Fund of America, 2,660,335 and 2,572,065
      shares, respectively                                                               82,097,953            70,423,142
   RiverSource Trust Equity Index Fund III*, f/k/a American Express
      Trust Equity Index Fund III, 2,209,051 and 2,340,750 shares, respectively          76,095,171            76,942,777
   Dodge & Cox Stock Fund, 300,943 and 196,080 shares, respectively                      41,295,339            25,533,595
   American Funds EuroPacific Growth Fund, 741,088 and 526,727
      shares, respectively                                                               30,110,419            18,572,401
   PIMCO Total Return Fund, 2,780,718 and 1,941,165 shares, respectively                 29,197,536            20,712,227
   Brown Capital Management Small Company Fund, 24,349 and 822,599
      shares, respectively                                                                  760,668            24,513,456
   RiverSource Trust Long-Term Horizon (65:35) Fund*, f/k/a American
      Express Trust Long-Term Horizon (65:35) Fund, 0 and
      2,660,902 shares, respectively                                                             --            33,931,822
    * Represents party known to be a party-in-interest to the Plan.


      During 2005, the Plan's investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

   American Funds Growth Fund of America                                               $9,322,356
   American Funds EuroPacific Growth Fund                                               3,749,899
   RiverSource Trust Equity Index Fund III*, f/k/a American Express Trust
      Equity Index Fund III                                                             3,644,444
   Dodge & Cox Stock Fund                                                               2,120,745
   State Street Global Advisors S&P Midcap Index Fund                                   1,314,412
   Brown Capital Management Small Company Fund                                            908,832
   Dreyfus Premier Emerging Markets Fund                                                  799,408
   RiverSource Trust Income Fund I*, f/k/a American Express Trust
       Income Fund I                                                                      406,206
   Evergreen Small Cap Value Fund                                                         288,397
   RiverSource Trust Bond Index Fund II*, f/k/a American Express Trust
       Bond Index Fund II                                                                 181,115
   Self-Managed Brokerage Accounts                                                          8,768
   RiverSource Trust Short-Term Horizon (25:75) Fund*, f/k/a American
      Express Trust Short-Term Horizon (25:75) Fund                                        (3,470)
   RiverSource Trust Long-Term Horizon (80:20) Fund*, f/k/a American
       Express Trust Long-Term Horizon (80:20) Fund                                       (32,912)
   PIMCO Total Return Fund                                                               (428,885)
   RiverSource Trust Long-Term Horizon (65:35) Fund*, f/k/a American
      Express Trust Long-Term Horizon (65:35) Fund                                       (637,563)
   Alliant Energy Corporation Common Stock*                                            (2,022,776)
   Buffalo Small Cap Fund                                                              (2,299,052)
                                                                               ----------------------
      Net appreciation in fair value of investments                                   $17,319,924
                                                                               ======================
    * Represents party known to be a party-in-interest to the Plan.



Note 8.    Non-Participant Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments was as follows:

                                                                               Dec. 31,
   Net assets:                                                      2005                      2004
                                                            ----------------------    ----------------------
      Alliant Energy Corporation Common Stock*                     $68,338,101               $63,508,962
      RiverSource Trust Money Market Fund I*, f/k/a
        American Express Trust Money Market Fund I*                    987,313                   993,002
      Contributions receivable                                         378,296                   374,368
      Investment income receivable                                       5,358                       697
                                                            ----------------------    ----------------------
                                                                   $69,709,068               $64,877,029
                                                            ======================    ======================

   Changes in net assets:                                           2005
                                                            ----------------------
      Employer contributions                                        $7,682,202

      Investment activity:
        Investment income                                            2,653,378
        Net depreciation in fair value of investments               (1,331,372)

      Transfers to participant directed investments                 (1,048,064)
      Distributions to participants                                 (3,124,105)
                                                            ----------------------
                                                                    $4,832,039
                                                            ======================
    * Represents party known to be a party-in-interest to the Plan.


Note 9.    Related Party Transactions

      Certain Plan investments are shares of mutual funds and common trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of Dec. 31, 2005 and 2004, the Plan held 3,831,237 and 3,778,453 shares of Alliant Energy Corporation common stock with a cost basis of $94,376,693 and $92,640,650, respectively. In 2005 and 2004, the Plan recorded dividend income of $3,980,853 and $3,705,802, respectively, from investments in common stock of the Company. These transactions qualify as party-in-interest.

Note 10.  Reconciliation to Form 5500

      Distributions payable to participants are not included within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan's Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan's Form 5500 as filed by the Company:

                                                                         2005                  2004
                                                                    ----------------     -----------------
   Net assets available for benefits per financial statements         $499,241,183          $463,276,817
   Adjustments:
       Benefits requested not yet paid                                     (59,982)              (25,656)
                                                                    ----------------     -----------------
   Amounts reported per Form 5500                                     $499,181,201          $463,251,161
                                                                    ================     =================


      The following table reconciles distributions to participants per the financial statements to the Form 5500 as filed by the Company for 2005:

                                                       Distributions to
                                                        Participants
                                                      ----------------
  Amounts reported per financial statements              ($32,264,424)
  Adjustments:
     Changes in benefits requested not yet paid              (34,326)
                                                      ----------------
  Amounts reported per Form 5500                        ($32,298,750)
                                                      ================

                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                         AS OF DECEMBER 31, 2005

    Identity of issue, borrower,           Description of investment including maturity date,                              Current
      lessor, or similar party            rate of interest, collateral, par or maturity value               Cost            Value
--------------------------------    ---------------------------------------------------------------  ----------------   -----------
Registered Investment Companies     Evergreen Small Cap Value Fund, 397,516 shares                       $9,134,595      $9,607,957
                                    American Funds Growth Fund of America, 2,660,335 shares              55,490,909      82,097,953
                                    PIMCO Total Return Fund, 2,780,718 shares                            29,813,794      29,197,536
                                    Dodge & Cox Stock Fund, 300,943 shares                               35,313,353      41,295,339
                                    Brown Capital Management Small Company Fund, 24,349 shares              663,091         760,668
                                    Dreyfus Premier Emerging Markets Fund, 604,841 shares                12,104,979      13,076,672
                                    American Funds EuroPacific Growth Fund, 741,088 shares               24,421,136      30,110,419
                                    Buffalo Small Cap Fund, 843,993 shares                               23,739,855      21,471,186

Common/Collective Trusts            RiverSource Trust Money Market Fund I*, 6,864,577 shares              6,864,577       6,864,577
                                    RiverSource Trust Equity Index Fund III*, 2,209,051 shares           65,579,179      76,095,171
                                    RiverSource Trust Income Fund I*, 97,652 shares                       6,520,606       6,720,671
                                    RiverSource Trust Investment Grade Bond Fund*, 562,422 shares         8,870,771       9,372,206
                                    RiverSource Trust Bond Index Fund II*, 544,433 shares                 7,751,573       7,910,067
                                    State Street Global Advisors S&P Midcap Index Fund, 339,474 shares    9,906,546      11,541,098

Corporate Stocks:  Common           Alliant Energy Corporation common stock*, 3,831,237 shares           94,376,693     107,427,885

Corporate Bonds                     ARMT 2005 - 3 - 7A1, 5.09%, 4/25/35, par value $135,355                 136,267         134,292
                                    AMCAR 2003 - CF A3, 2.75%, 10/9/07, par value $45,164                    45,868          45,079
                                    AMCAR 2004 - AF A3, 2.18%, 7/7/08, par value $127,270                   127,262         126,355
                                    AMCAR 2005 - BM - A3, 4.05%, 1/6/10, par value $300,000                 299,978         296,672
                                    AMERICREDIT AUTOMOBILE REC., 4.87%, 12/6/10, par value $200,000         199,974         200,031
                                    AMSI 2005 - R9 - AF3, 5.10%, 11/25/35, par value $315,000               315,000         313,622
                                    BACM 2005 - 4 - A1, 4.43%, 7/10/45, par value $136,248                  136,251         134,651
                                    BACM 2005 - 6 - A2, 5.19%, 9/10/47, par value $175,000                  175,882         175,848
                                    BOAA 2003 - 1 - A1, 5.00%, 2/25/33, par value $101,613                  102,295         100,804
                                    BOAMS 2004 - E 2A6, 4.13%, 6/25/34, par value $150,000                  148,781         144,839
                                    BALTA 2005 - 5 - 1 A1, 4.80%, 6/25/35, par value $169,247               169,247         169,459
                                    BSCMS 2005 - PWR9 - A1, 4.50%, 9/15/42, par value $213,647              214,181         211,058
                                    BSCMS 2005 - T20 - A2, 5.13%, 10/12/42, par value $250,000              251,366         251,268
                                    CDC COMMERCIAL MTGE, 5.68%, 11/15/30, par value $175,000                178,192         179,593
                                    CDBCM 2005 - CD1 A1, 5.05%, 9/15/20, par value $247,950                 248,569         248,324
                                    CWALT 2005 - 6CB - 1A1, 7.50%, 4/25/35, par value $60,810                64,867          63,139
                                    CWL 2005 - 10 - AF6, 4.91%, 12/25/35, par value $20,000                  19,999          19,388
                                    CWL 2005 - 17 - 1AF2, 5.36%, 12/25/35, par value $125,000               124,998         125,072
                                    CWALT INC 2005 - 54CB, 5.50%, 11/25/35, par value $67,972                69,077          68,612
                                    CWALT INC 2005 - 43, 5.50%, 11/25/35, par value $72,681                  73,726          73,227
                                    CARAT 2005 - 1 - A4, 4.05%, 7/15/09, par value $250,000                 249,987         245,548
                                    COAFT 2002 - B A4A, 3.32%, 4/15/09, par value $73,263                    74,706          72,765
                                    COAFT 2003 - A A3A, 1.83%, 10/15/07, par value $14,257                   14,207          14,229
                                    COAFT 2004 - A A3, 3.07%, 7/15/08, par value $100,000                    99,999          99,084
                                    CGCMT 2005 - C3 - A1, 4.39%, 5/15/43, par value $282,394                283,095         278,275
                                    CMLTI 2005 - 5 - 1A2, 5.41%, 8/25/35, par value $296,031                297,153         295,846
                                    CSFB 2004 - C1 A2, 3.52%, 1/15/37, par value $100,000                   100,500          96,402
                                    CSFB 2005 - C4 - A1, 4.77%, 8/15/38, par value $214,519                 215,056         213,399
                                    CSFB 2005 - 8 - 7A1, 7.00%, 9/25/35, par value $159,081                 164,600         163,518
                                    CSFB 2005 - 10 - 4A1, 6.50%, 11/25/35, par value $98,241                100,260          99,899
                                    CSFB - 05 - 12 - SA1, 7.00%, 12/25/35, par value $150,000               155,508         155,203
                                    FRNK 2004 - 2 - A4, 3.93%, 8/15/12, par value $175,000                  173,496         171,252
                                    GMACC 2005 - C1 - A1, 4.21%, 5/10/43, par value $94,416                  94,650          92,895
                                    GMACC 2002 - C2 - A1, 4.32%, 10/15/38, par value $115,907               117,972         115,357


                                       13

                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                   AS OF DECEMBER 31, 2005 (Continued)

    Identity of issue, borrower,           Description of investment including maturity date,                              Current
      lessor, or similar party            rate of interest, collateral, par or maturity value               Cost            Value
--------------------------------   ---------------------------------------------------------------     -------------    -----------
Corporate Bonds (continued)        GMACM 2004 - HE2 - A4, 3.65%, 10/25/33, par value $95,000                 91,875          91,568
                                   GSR 2005 - AR2 - 2A1, 4.88%, 4/25/35, par value $237,103                 238,363         234,429
                                   GECMC 2005 - C3 - A2, 4.85%, 7/10/45, par value $350,000                 351,746         347,461
                                   GCCFC 2005 - GG5 - A1,  4.79%, 4/10/37, par value $247,333               247,332         246,861
                                   HVMLT 05 - 4 3A, 5.178%, 1/19/35, par value $204,021                     205,822         203,655
                                   HVMLT 2005 - 12 - 2A1A, 5.62%, 10/19/35, par value $146,728              150,029         149,927
                                   HERTZ VEHICLE FINANCING, 4.93%, 2/15/10, par value $150,000              149,991         149,813
                                   HART 2003 - A A3, 2.33%, 11/15/07, par value $78,436                      78,435          77,896
                                   INDX 2005 - AR25 - A1, 5.91%, 12/25/35, par value $99,204                100,216          99,953
                                   JPMCC 2003 - C1 - A1, 4.27%, 1/12/37, par value $197,987                 195,953         192,958
                                   JP MORGAN CHASE COMM MTGE, 4.65%, 8/15/42, par value $262,280            262,930         260,410
                                   JPMCC 2005 - LDP4 - A1, 4.61%, 10/15/42, par value $269,958              270,820         267,616
                                   LBUBS 2004 - C4 A2, 4.57%, 5/15/34, par value $150,000                   153,697         148,310
                                   LBUBS 2004 - C6 A2, 4.19%, 8/15/29, par value $200,000                   200,996         195,406
                                   LBUBS 2003 - C7 A2, 4.06%, 9/15/27, par value $185,000                   186,356         179,709
                                   LBUBS 2003 - C8 A2, 4.21%, 11/15/27, par value $150,000                  150,744         146,994
                                   LBUBS 2005 - C1 - A1, 4.06%, 2/15/30, par value $88,493                   88,934          87,025
                                   LBUBS 2005 - C3 - A1, 4.39%, 7/15/30, par value $201,086                 202,091         199,005
                                   LBUBS 2005 - C5 - A2, 4.88%, 9/15/30, par value $280,000                 281,398         278,720
                                   LBART 2005 - B - A3, 4.41%, 5/15/10, par value $200,000                  200,000         198,187
                                   MARM 2004 - 3 3A2, 4.42%, 4/25/34, par value $80,115                      81,718          79,087
                                   MLMI 2005 - A1 - 2A1, 4.63%, 1/25/35, par value $82,308                   82,632          81,019
                                   MLMT 2005 - CIP1 - A1, 4.63%, 5/12/10, par value $210,447                210,446         208,666
                                   MLMT 2005 - CK1 - A1, 5.03%, 11/12/37, par value $175,000                175,434         175,901
                                   MSC 2003 - T11 A2, 4.34%, 6/13/41, par value $250,000                    243,213         244,232
                                   MSM 2004 - 2AR 3A, 5.03%, 2/25/34, par value $142,431                    145,858         140,859
                                   POPLR 2005 - 5 - AF3, 5.09%, 11/25/35, par value $175,000                174,999         174,180
                                   RAMC 2005 - 3 - AF3, 4.77%, 10/25/35, par value $100,000                  99,998          98,938
                                   RAMC 2005 - 4 - A3, 5.56%, 2/25/36, par value $70,000                     70,000          70,000
                                   RALI SER 2003 - QS4 ABS, 5.50%, 9/25/33, par value $68,751                70,679          68,785
                                   RASC 2004 - KS8 AI3, 3.84%, 9/25/34, par value $125,000                  124,980         123,106
                                   RASC SER 2002 - KS1, 5.86%, 11/25/29, par value $493                         525             491
                                   SARM 2005 - 15 - 4A1, 5.53%, 7/25/35, par value $208,161                 210,072         207,771
                                   SASCO CMO 2004 - 12H, 5.53%, 4/25/34, par value $65,661                   67,141          66,002
                                   TRIAD AUTO RECEIVABLES 2005 - A, 4.05%, 3/12/10, par value $250,000      249,997         247,113
                                   WESTO 2003 - 4 A3, 2.39%, 1/22/08, par value $42,997                      42,995          42,909
                                   WBCMT 2003 - C8 - A2, 3.89%, 11/15/35, par value $150,000                150,745         145,406
                                   WBCMT 2005 - C19 - A1, 4.17%, 6/15/42, par value $166,464                166,460         163,399
                                   WBCMT 2005 - C16 - A2, 4.38%, 10/15/41, par value $100,000               100,498          97,601
                                   WBCMT 2005 - C21 - A1, 4.87%, 10/17/44, par value $220,488               221,588         220,750
                                   WAMU 2005 - AR3 - A2, 4.65%, 3/25/35, par value $130,469                 130,576         128,214
                                   WFMBS 2005 - 5 - 3PT3, 5.50%, 5/25/35, par value $296,596                295,907         291,962
                                   ABSA 2005 - CF A4, 4.63%, 6/6/12, par value $300,000                     299,998         297,543
                                   CS FIRST BOSTON MTGE SECURITIES, 5.10%, 8/15/38, par value $250,000      249,793         250,302
                                   VENDEE 2003 - 2 C, 5.00%, 7/15/20, par value $76,992                      79,615          76,881
                                   WFMBS, 5.00%, 10/25/35, par value $337,553                               327,252         326,055


                                       14

                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                   AS OF DECEMBER 31, 2005 (Continued)

    Identity of issue, borrower,           Description of investment including maturity date,                               Current
      lessor, or similar party            rate of interest, collateral, par or maturity value                Cost            Value
---------------------------------   -----------------------------------------------------------------     ----------    -----------
Government and Agency Obligations   FHLMC GOLD #E91326, 6.50%, 9/1/17, par value $67,063                     71,045          68,902
                                    FHLMC GOLD #E96180, 4.50%, 5/1/13, par value $108,716                   112,793         106,743
                                    FHLMC GOLD #E96579, 4.50%, 6/1/13, par value $129,693                   134,495         126,561
                                    FHLMC GOLD #E97247, 5.00%, 6/1/18, par value $104,332                   106,549         103,509
                                    FHLMC MTN, 3.525%, 12/20/07, par value $370,000                         370,000         361,651
                                    FHLMC GOLD #C66932, 6.00%, 5/1/32, par value $56,626                     56,750          57,290
                                    FHLMC GOLD #B10776, 5.00%, 11/1/13, par value $97,493                   100,082          97,133
                                    FHLB FLT RT NT, 4.73%, 9/6/07, par value $330,000                       330,000         330,000
                                    FED HOME LN BANK, 4.625%, 1/18/08, par value $540,000                   539,352         539,228
                                    FHLB, 3.00%, 5/15/06, par value $215,000                                215,841         213,745
                                    FED FARM CREDIT BANK, 2.38%, 10/2/06, par value $150,000                150,473         147,472
                                    FEDERAL FARM CREDIT BANK, 2.13%, 7/17/06, par value $250,000            249,523         246,835
                                    FHLMC REF NOTE, 5.13%, 10/15/08, par value $125,000                     128,745         126,289
                                    FHLMC, 4.63%, 12/19/08, par value $575,000                              573,195         574,005
                                    FHLMC (NON GOLD) ARM #782436, 4.99%, 10/1/34, par value $97,708          99,906          96,654
                                    FNMA, 3.88%, 11/17/08, par value $350,000                               349,202         342,517
                                    FNMA BENCHMARK, 2.25%, 2/28/06, par value $145,000                      143,913         144,471
                                    FNMA, 3.00%, 3/2/07, par value $220,000                                 219,593         215,614
                                    FNMA BENCHMARK, 4.50%, 10/15/08, par value $85,000                       84,867          84,529
                                    FNMA 15YR #252260, 6.00%, 3/1/10, par value $368,089                    366,306         376,126
                                    FNMA #254187, 5.00%, 12/1/08, par value $203,392                        202,280         202,513
                                    FNMA #254291, 7.00%, 4/1/17, par value $87,937                           93,790          91,370
                                    FNMA #254757, 5.00%, 3/31/13, par value $101,758                        106,337         100,711
                                    FNMA #254793, 5.00%, 7/1/33, par value $138,290                         136,259         134,476
                                    FNMA #357324, 5.00%,1/1/33, par value $334,721                          322,274         325,656
                                    FNMA #535170, 5.50%, 9/1/14, par value $103,627                         106,930         104,472
                                    FNMA #545701, 7.00%, 7/1/12, par value $88,936                           95,050          90,841
                                    FNMA #545864, 5.50%, 8/1/17, par value $171,333                         173,863         172,745
                                    FNMA #555740, 4.50%, 9/1/18, par value $215,590                         211,211         210,360
                                    FNMA #640996, 7.50%, 5/1/32, par value $61,005                           65,275          63,903
                                    FNMA #646147, 7.00%, 6/1/32, par value $177,881                         186,386         186,853
                                    FNMA #648349, 6.00%, 6/1/17, par value $69,433                           72,623          71,150
                                    FNMA #677377, 5.50%, 1/1/33, par value $358,656                         355,069         356,130
                                    FNMA 2002 - W4 A3, 5.30%, 5/25/42, par value $4,396                       4,407           4,383
                                    FHLMC 2492 - B, 5.50%, 5/15/13, par value $300,113                      313,289         301,280
                                    FNMA #200394, 5.50%, 7/25/23, par value $264,441                        276,051         265,362
                                    FHLMC 2617 HD, 7.00%, 6/15/16, par value $95,017                        103,212          98,524
                                    FNMA 2003 - 133 GB, 8.00%, 12/25/26, par value $51,426                   56,351          54,620
                                    FHLMC 2641, 6.50%, 1/15/18, par value $98,082                           104,664         102,621
                                    FNMA 2004 - W3 A14, 3.50%, 5/25/34, par value $32,312                    32,413          32,186
                                    FNMA 2004 - W3 A15, 5.00%, 5/25/34, par value $100,000                  104,641          99,567
                                    FNMA 2004 - 60 PA, 5.50%, 4/25/34, par value $135,188                   139,655         135,694
                                    FHLMC 2657 NT, 5.00%, 1/15/16, par value $136,430                       141,993         136,548
                                    FHLMC 2672 NT, 5.00%, 2/15/16, par value $185,045                       192,714         185,052
                                    FHLMC 2662 DB, 5.00%, 2/15/16, par value $139,589                       145,216         139,550
                                    FHLMC 2750 DB, 4.50%, 5/15/15, par value $150,000                       153,586         148,824
                                    FHLMC 2843 - BA, 5.00%, 1/15/18, par value $111,024                     113,769         110,657
                                    FHLMC 2907 - AG, 4.50%, 3/15/19, par value $105,334                     105,301         103,378


                                       15

                                                       ALLIANT ENERGY CORPORATION

                                                           401(k) SAVINGS PLAN

                           FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                   AS OF DECEMBER 31, 2005 (Continued)

    Identity of issue, borrower,           Description of investment including maturity date,                               Current
      lessor, or similar party            rate of interest, collateral, par or maturity value                Cost            Value
---------------------------------   -----------------------------------------------------------------     -----------    ----------
Government and Agency Obligations   FNMA #685433, 6.50%, 3/1/33, par value $108,581                         114,663         111,626
     (continued)                    FNMA #705304, 4.91%, 6/1/33, par value $151,594                         153,809         149,318
                                    FNMA #725090, 4.81%, 11/1/33, par value $127,717                        127,038         123,406
                                    FNMA #725425, 5.50%, 4/1/34, par value $311,561                         306,827         309,276
                                    FNMA ARM #725737, 4.53%, 8/1/34, par value $92,946                       91,827          92,372
                                    FNMA #725815, 6.00%, 12/1/33, par value $205,805                        207,638         207,954
                                    FNMA #735057, 4.50%, 1/1/19, par value $184,727                         177,627         180,167
                                    FNMA #735935, 5.00%, 12/1/18, par value $347,119                        341,315         343,959
                                    FNMA #741897, 5.00%, 10/1/33, par value $105,553                        101,925         102,642
                                    FNMA #763798, 5.50%, 3/1/34, par value $281,339                         284,856         279,136
                                    FNMA #764082, 4.76%, 1/1/34, par value $103,655                         105,356         103,467
                                    FNMA ARM #799769, 5.06%, 11/1/34, par value $119,384                    121,772         118,632
                                    FNMA ARM #801344, 5.07%, 10/1/34, par value $117,854                    119,990         116,606
                                    FNMA #809534, 5.07%, 2/1/35, par value $109,608                         111,077         109,259
                                    FNMA ARM #813570, 4.40%, 10/1/34, par value $82,456                      82,624          81,444
                                    FNMA ARM #826908, 5.15%, 8/1/35, par value $193,568                     193,084         191,288
                                    FNMA #844705, 5.86%,12/1/35, par value $172,595                         174,267         173,872
                                    U.S. TREASURY BOND, 6.25%, 8/15/23, par value $150,000                  182,446         179,121
                                    U.S. TREASURY BOND, 6.00%, 2/15/26, par value $590,000                  689,516         695,739
                                    U.S. TREASURY NOTE, 2.25%, 2/15/07, par value $620,000                  609,934         605,202
                                    U.S. T-NOTE, 4.13%, 5/15/15, par value $270,000                         259,242         264,083
                                    U.S. T-NOTE, 3.625%, 6/30/07, par value $940,000                        931,451         929,278
                                    U.S. TREASURY NOTE, 4.25%, 11/30/07, par value $875,000                 873,045         872,436
                                    FNMA, 4.25%, 9/15/07, par value $315,000                                313,095         312,842
                                    FNMA, 3.875%, 5/15/07, par value $425,000                               420,668         420,393
                                    FHLMC, 3.63%, 9/15/06, par value $135,000                               134,678         134,028
                                    FEDERAL HOME LOAN BANK, 4.63%, 11/21/08, par value $990,000             987,921         987,596
                                    FNMA 2003 - W18 1A5, 4.61%, 8/25/43, par value $100,000                 101,172          99,477
                                    FNMA 2004 - W10 A23, 5.00%, 8/25/34, par value $125,000                 128,770         125,184


Investment Contracts                Monumental Life Insurance Company, 4.66%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -          36,810
                                    Bank of America NA, 4.93%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -           2,117
                                    Rabobank International, 4.52%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -         148,187
                                    IXIS Capital Markets, 3.84%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -         164,697
                                    JP Morgan Chase & Co., 4.23%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -          38,531
                                    UBS Warburg, 3.98%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -          74,053
                                    State Street Bank and Trust Company, 3.74%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -         115,190
                                    AIG Financial Products Corp., 4.01%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -          21,772
                                    JP Morgan Chase II, 4.59%, 12/31/50
                                         Synthetic Guaranteed Investment Contract Wrapper                         -          45,413
                                    Hartford, 5.21%, 11/15/06                                             2,012,562       2,012,562
                                    Protective Life Insurance Company, 6.12%, 6/15/06                     1,063,387       1,063,387

Participant-Directed
  Brokerage Accounts                Self-Managed Brokerage Accounts                                         155,068         170,867

Participant Promissory Notes*       Maximum allowable loan -- $50,000
                                    Various interest rates -- 5.0% to 10.5%
                                    Primarily maturing within 5 years                                             -       8,837,772
                                                                                                       -------------    -----------
                                                                                                       $423,871,360    $496,067,341
                                                                                                       =============    ===========


      *   Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.



                                               ALLIANT ENERGY CORPORATION

                                                  401(k) SAVINGS PLAN

               FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

                                          FOR THE YEAR ENDED DECEMBER 31, 2005

                                                  Description of investment
            Identity                               including maturity date,
   of issue, borrower, lessor,                  rate of interest, collateral,                  Cost of      Proceeds of
        or similar party                            par or maturity value                   Acquisitions   Dispositions
----------------------------------  ------------------------------------------------------- -------------- --------------

Corporate Bonds                     ARMT 2005 - 3 - 7A1, 5.09%, 4/25/35                           $14,744        $14,645
                                    BACM 2005 - 4 - A1, 4.43%, 7/10/45                              3,752          3,752
                                    BALTA 2005 - 5 - 1 A1, 4.80%, 6/25/35                          55,753         55,753
                                    BSCMS 2005 - PWR9 - A1, 4.50%, 9/15/42                          6,369          6,353
                                    CDBCM 2005 - CD1 A1, 5.05%, 9/15/20                             2,055          2,050
                                    CWALT 2005 - 6CB - 1A1, 7.50%, 4/25/35                          8,851          8,297
                                    CWALT INC 2005 - 54CB, 5.50%, 11/25/35                          2,061          2,028
                                    CWALT INC 2005 - 43, 5.50%, 11/25/35                            2,352          2,319
                                    CGMCT 2005 - C3 - A1, 4.40%, 5/15/43                           17,650         17,606
                                    CMLTI 2005 - 5 - 1A2, 5.41%, 8/25/35                           11,131         11,089
                                    CSFB 2005 - C4 - A1, 4.77%, 8/15/38                            10,507         10,481
                                    CSFB 2005 - 8 - 7A1, 7.00%, 9/25/35                             9,386          9,071
                                    CSFB 2005 - 10 - 4A1, 6.50%, 11/25/35                           1,795          1,759
                                    DCAT 2005 - A A3, 3.49%, 12/8/08                               99,990         99,754
                                    GMACC 2005 - C1 - A1, 4.21%, 5/10/43                            5,598          5,584
                                    GSR 2005 - AR2 - 2A1, 4.86%, 4/25/35                           35,539         35,351
                                    GPMF 2005 - AR3 - 1A1, 4.43%, 6/25/45                         100,000         99,958
                                    GCCFC 2005 - GG5 - A1, 4.79%, 4/10/37                           2,667          2,667
                                    HVMLT 2005 - 3 - 2A1A, 4.61%, 6/19/35                         125,000        124,943
                                    HVMLT 05 - 4 3A, 5.17%, 1/19/35                                21,165         20,979
                                    HVMLT 2005 - 12 - 2A1A, 5.62%, 10/19/35                         3,346          3,272
                                    HAROT 2005 - 1 - A3, 3.53%, 10/21/08                           99,989         98,703
                                    INDX 2005 - AR25 - A1, 5.91%, 12/25/35                            804            796
                                    JPMCC 2003 - C1 - A1, 4.28%, 1/12/37                            4,289          4,333
                                    JP MORGAN CHASE COMM, 4.66%, 8/15/42                           12,752         12,720
                                    JPMCC 2005 - LDP4 - A1, 4.61%, 10/15/42                        10,074         10,042
                                    LBUBS 2005 - C1 - A1, 4.06%, 2/15/30                           11,564         11,507
                                    LBUBS 2005 - C3 - A1, 4.39%, 7/15/30                           19,009         18,914
                                    MLMI 2005 - A1 - 2A1, 4.59%, 1/25/35                           17,762         17,692
                                    MLMT 2005 - CIP1 - A1, 4.63%, 5/12/10                           9,553          9,553
                                    NAROT 2005 - A - A3, 3.54%, 10/15/08                           99,998         98,625
                                    RASC 2004 - KS9 - AII2, 4.48%, 10/25/34                        30,030         30,038
                                    SARM 2005 - 15 - 4A1, 5.53%, 7/25/35                           12,168         12,058
                                    VWALT 2004 - A - A3, 2.84%, 7/20/07                            99,035         99,035
                                    WAMU 2005 - AR2 - 2A2A, 4.75%, 1/25/45                        100,000        100,013
                                    WBCMT 2005 - C19 - A1, 4.17%, 6/15/42                          13,536         13,536
                                    WBCMT 2005 - C21 - A1, 4.87%, 10/17/44                          4,535          4,512
                                    WAMU 2005 - AR3 - A2, 4.65%, 3/25/35                           15,470         15,458
                                    WFMBS 2005 - 5 - 3PT3, 5.50%, 5/25/35                           6,035          6,039
                                    WFMBS, 5.00%, 10/25/35                                          1,528          1,565



                                             ALLIANT ENERGY CORPORATION

                                                401(k) SAVINGS PLAN

                                           FORM 5500, SCHEDULE H, PART IV

                                   LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                        FOR THE YEAR ENDED DECEMBER 31, 2005

                     Identity                          Total        Total       Total        Net         Adjusted      Net
               of Party Involved and                 Number of    Value of      Number     Selling       Cost of       Gain
               Description of Assets                 Purchases  Purchases (1)  of Sales   Price (1)    Assets Sold    (Loss)
               ---------------------                 ---------  -------------  --------   ---------    -----------    -------

Single Transaction Exceeds 5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------

Series of Transactions With Same Broker Exceeds 5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------

Series of Transactions In Same Security Exceeds 5% of Value:

RiverSource Trust Money Market Fund I*, f/k/a
  American Express Trust Money Market Fund I            461      $62,154,696     498     $58,838,114    $58,838,114     $ -

------------------------------------------------------------------------------------------------------------------------------

Single Transaction With One Broker Exceeds 5% of Value:

None.

------------------------------------------------------------------------------------------------------------------------------

      (1) The purchase/selling price was equal to the fair value on the date of purchase/sale.
      * Represents party known to be a party-in-interest to the Alliant Energy 401(k) Savings Plan.


                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 28th day of June 2006.


                   ALLIANT ENERGY CORPORATION
                   401(k) SAVINGS PLAN


                   /s/  Christopher J. Lindell
                   ----------------------------
                        Christopher J. Lindell


                   The foregoing person is the Vice President - Shared Services of Alliant Energy Corporation and Alliant Energy Corporate Services, Inc., and the Chairperson of the Alliant Energy Corporation Total Compensation Committee.

                  EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K


                          ALLIANT ENERGY CORPORATION
                              401(k) SAVINGS PLAN

                     FOR THE YEAR ENDED DECEMBER 31, 2005


                                                                                           Page Number in
                                                                                        Sequentially Numbered
Exhibit No.                                    Exhibit                                        Form 11-K
----------                                     -------                                  ---------------------
    23               Consent of Independent Registered Public Accounting Firm                    21



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